UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20267

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2024 (MM/DD/YY) AND ENDING 09/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Frazer Lanier Company, Incorporated

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 Water Street
(No. and Street)

Montgomery	AL	36104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Waldrop	334-265-8483	susanwaldrop@fralan.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Boulevard, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

	677
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert H. Young, Jr. _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Frazer Lanier Company, Incorporated _____, as of September 30 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

The Frazer Lanier Company, Incorporated
September 30, 2025
Financial Report

Filed Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

The Frazer Lanier Company, Incorporated

Index



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Frazer Lanier Company, Incorporated

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Frazer Lanier Company, Incorporated (the Company) as of September 30, 2025, the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Other Supplementary Information

The supplementary information contained in Schedules I, Computation of net capital, Schedule II, Computation for determination of reserve requirements, and Schedule III, Information relating to the possession or control requirements (the Supplementary Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 CRF § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, Computation of net capital, Schedule II, Computation for determination of reserve requirements, and Schedule III, Information relating to the possession or control requirements is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as The Frazer Lanier Company, Inc.'s auditor since 2025.

Cherry Bekaert LLP

Denver, Colorado
November 25, 2025

THIS PAGE INTENTIONALLY LEFT BLANK

The Frazer Lanier Company, Incorporated
Statement of Financial Condition
September 30, 2025

Assets

	Allowable	Non Allowable	Total
Cash and Cash Equivalents	$ 6,660,570	$ 121	$ 6,660,691
Cash Segregated in Compliance with Federal and Other Regulations	15	-	15
Certificates of Deposit	250,078	-	250,078
Property and Equipment, Net	-	79,382	79,382
Other Assets			
Deposits with clearing organization	251,863	-	251,863
Dividends and interest receivable	-	5,874	5,874
Remarketing fees receivable	-	27,397	27,397
Receivables from clearing organization	852,822	-	852,822
Underwriting fees receivable		420,389	420,389
Investment in partnership	-	587,783	587,783
Operating lease right of use asset	-	574,870	574,870
Other assets	-	36,819	36,819
Total assets	$ 8,015,348	$ 1,732,635	$ 9,747,983

See accompanying notes to the financial statements.

The Frazer Lanier Company, Incorporated
Statement of Financial Condition
September 30, 2025

Liabilities and Stockholders' Equity

	A. I. Liabilities	Non A. I. Liabilities	Total
Liabilities			
Accounts payable			
Trade	$ 115,089	$ -	$ 115,089
Income taxes payable	98,972	-	98,972
Operating lease liabilities	10,277	574,870	585,147
Deferred income taxes	-	89,000	89,000
Deferred revenue	538,096	-	538,096
Dividends payable	200,015	-	200,015
Accrued expenses and other liabilities	5,831,095	-	5,831,095
Total liabilities	$ 6,793,544	$ 663,870	$ 7,457,414
Stockholders' equity			
Common stock			
Class A, voting, $1 par value; authorized 3,000 shares, 2,118 shares issued and outstanding			$ 2,118
Class B, nonvoting, $1 par value; authorized 1,000 shares, 556 shares issued, including 29 shares in treasury			556
Additional paid-in capital			267,107
Retained earnings			2,052,688
			2,322,469
Cost of treasury stock - 29 shares			(31,900)
Total stockholders' equity			2,290,569
Total liabilities and stockholders' equity			$ 9,747,983

See accompanying notes to the financial statements.

The Frazer Lanier Company, Incorporated
Statement of Operations
September 30, 2025

Revenue

Underwriting transactions

Municipal	$	7,175,172
Unregistered offerings		1,370,000
Remarketing fees		2,453,549
Interest and dividend income		149,295
Other income		2,584
Total revenue		11,150,600

Expenses

Employee compensation and benefits	9,034,676
Office expenses	76,695
Occupancy and equipment costs	446,578
Promotional costs	828,774
Regulatory fees and expense	198,253
Other expenses	266,871
Total expenses	10,851,847

Income Before Income Taxes and Equity in Loss of Partnership	298,753
Equity in Loss of Partnership	222,033
Income Before Income Tax Expense	76,720
Income Tax Expense	70,972
Net Income	$ 5,748

See accompanying notes to the financial statements.

The Frazer Lanier Company, Incorporated
Statement of Changes in Stockholders' Equity
September 30, 2025

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance at September 30, 2024	2,674	267,107	2,246,955	(31,900)	2,484,836
Net income	-	-	5,748	-	5,748
Dividends declared	-	-	(200,015)	-	(200,015)
Balance at September 30, 2025	$ 2,674	$ 267,107	$ 2,052,688	$ (31,900)	$ 2,290,569

See accompanying notes to the financial statements.

The Frazer Lanier Company, Incorporated
Statement of Cash Flows
September 30, 2025

Cash Flows Provided By Operating Activities

Net income (loss)	$	5,748
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation and amortization		14,304
Equity in loss from partnership		222,033
Provision for deferred income taxes		(28,000)
Interest on certificates of deposit reinvested		(78)
Net change in		
Deposits with clearing organizations		(1,863)
Dividends and interest receivable		8,687
Receivables		(1,214,142)
Right of use asset and lease liability		(3,082)
Other assets		19,323
Accounts payable and accrued expenses		1,035,909
Income taxes payable		83,671
Deferred revenue		18,835
Net cash provided by operating activities		161,345

Cash Flows Provided By (Used In) Investing Activities

Maturity of certificate of deposit		261,917
Purchases of equipment		(15,614)
Investment in partnership		(31,005)
Net cash provided by investing activities		215,298

Cash Flows (Used In) Financing Activities

Dividends paid		(100,007)
Net cash used in financing activities		(100,007)

Net Increase in Cash and Cash Equivalents		276,636
Cash and Cash Equivalents at Beginning of Year		6,384,070
Cash and Cash Equivalents at End of Year	$	6,660,706

Supplemental Disclosures of Cash Flows Information
Cash Paid During the Year For

Income taxes	$	66,660

Supplemental Noncash Information

Dividends payable		200,015

The following presents our cash, cash equivalents and restricted cash by category within the Statement of Financial Condition:

Cash and Cash Equivalents	$	6,660,706
Deposits with Clearing Organizations		251,863
Total Cash, Cash Equivalents and Restricted Cash	$	6,912,569

See accompanying notes to the financial statements.

The Frazer Lanier Company, Incorporated
Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Nature of operations - The Frazer Lanier Company, Incorporated (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory and is headquartered in Alabama.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of September 30, 2025, included in cash and cash equivalents is $15 of segregated cash.

Deposits held and receivable from clearing organization - Deposits held at clearing organization is restricted cash which is required by the terms of the agreement with the clearing organization (See Note 11).

Receivables from clearing organization - Accounts receivable from clearing organizations represents uncollected commissions and fees due from the clearing broker.

Certificates of deposit - The Company invests in negotiable and nonnegotiable certificates of deposit at various banks, with original maturities greater than three months.

Remarketing and underwriting fees receivables - The Company's trade accounts receivable are due from customers for revenue recognized but not yet paid. An allowance for credit losses is an estimate based upon historical account write-off trends, facts about the current financial condition of the debtor, forecasts of future operating results based upon current trends and economic factors. Account balances are charged off against the allowance when recovery efforts cease. Based on management's assessment, it has concluded that no allowance for credit losses was necessary as of September 30, 2025.

Recognition of revenue and expenses - Revenue from contracts with customers is recognized when the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time.

Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. Revenues are also analyzed to determine whether the Company acts as the principal (i.e. reports revenue on a gross basis) or agent (i.e. reports revenue on a net basis) in the arrangement with the customer. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Note 1 - Summary of Significant Accounting Policies (continued)

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Underwriting – The Company's contracts with customers are based on underwriting services offered on a firm-commitment basis or best-efforts basis. The underwriting service is considered a single performance obligation which is satisfied on the trade date. Revenue is recognized on the trade date. The Company acts as the sole underwriter for most of its underwriting transactions. When the Company is the lead underwriter for a syndicate, revenue is recognized net of syndicate revenue and expenses, if any. For the year ended September 30, 2025, all revenue was recognized as net.

Remarketing fees – The Company acts as an agent under remarketing agreements with issuers. The Company's performance obligations are the determination of interest rates for debt securities and to remarket the securities tendered back to the issuer on a best-efforts basis. The performance obligations are satisfied over time and revenue is recognized over the term of the contract as a fee for professional service. Fees are established in the contracts, generally in annual terms. Fees received in advance of the contract period are deferred and amortized to revenue over the established term.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Income Taxes Topic of the FASB Accounting Standards Codification (ASC). Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period.   The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with tax positions are recognized in the statement of operations if material.

Property and equipment - Depreciation of furniture and equipment is computed principally on the straight-line basis for financial reporting purposes and by accelerated methods for income tax purposes. Amortization of leasehold improvements is computed by the straight-line method. The estimated useful lives used to compute depreciation and amortization on assets are indicated below:

Leasehold improvements	5 - 31.5 years
Furniture and office equipment	5 - 10 years

The Company considers property and equipment for impairment when events or circumstances indicate the fair value may be less than the carrying value. There were no impairments for the year ending September 30, 2025.

Leases - The Company accounts for leases in accordance with ASC 842. As permitted by the standard, the Company elected, for all asset classes, the short-term lease exemption. A short-term lease is a lease that, at the commencement date, has a term of twelve months or less and does not include an option to purchase the underlying asset.

Accounting policy - The Company determines if an arrangement contains a lease at inception. For purposes of calculating operating lease obligations under the standard, the Company terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. The Company's leases do not contain material residual value guarantees and material restrictive operating lease expense is recognized on a straight-line basis over the lease terms.

Discount rate - The discount rate used to measure a lease obligation should be the rate implicit in the lease; however, the Company's operating leases generally do not provide an implicit rate. Accordingly, the Company uses its incremental borrowing rate at lease commencement to determine the present value of lease payments. The incremental borrowing rate is an entity-specific rate which represents the rate of interest a lessee would pay to borrow on a collateralized basis over a similar term with similar payments.

Commitments - In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to such underwriting commitments that were open at September 30, 2025 and were subsequently settled.

Subsequent events - The Company has evaluated events through November 25, 2025 which is the date these financial statements were available to be issued. All subsequent events requiring recognition as of September 30, 2025, have been incorporated into these financial statements.

Note 2 - Concentrations of Risk
The Company maintains cash accounts in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 3 - Cash and Securities Segregated Under Federal and Other Regulations
Cash of $15 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC as presented on the statement of financial condition.

Note 4 - Subordinated Liabilities
At September 30, 2025, the Company had no liabilities subordinated to the claims of general creditors.

Note 5 - Property and Equipment
Furniture, equipment, and leasehold improvements consist of the following as of September 30, 2025:

Leasehold improvements	$ 53,963
Furniture and office equipment	594,908
	648,871
Less accumulated depreciation and amortization	(569,489)
Total	$ 79,382

Note 6 - Investment in Partnership
The Company has a 50% investment in CMFL, LLC and it is recorded using the equity method. The table below summarizes various financial information for the partnership as of and for the year ended September 30, 2025:

Revenue	$ 84,000
Expense	405,786
Assets	517,933
Liabilities	-
Contributions	31,005

The Company entered into a one year aircraft dry lease agreement with CMFL, LLC with monthly installments of $3,500. At expiration of the lease, it may be renewed for another year under the same terms, unless terminated by the Company. The lease was renewed in February 2025. Future minimum lease payments under this lease total $17,500 as of September 30, 2025. The Company is responsible for the direct costs of operating the aircraft for the Company's use and its allowable share of other costs as outlined in the operating agreement.

Note 7 - Leases
The Company has entered into leases for real estate and vehicles. The leases contain rent escalation clauses and options to extend the lease term. The Company does not include renewal options in the lease term for calculating the Company's lease liability as the renewal options allow the Company operational flexibility and the Company is not reasonably certain to exercise these renewal options at this time. The Company records the expenses on a straight-line basis over the lease term and these expenses are included in the promotional costs and occupancy and equipment costs in the accompanying statement of operations.

For the year ended September 30, 2025, quantitative information regarding the Company's operating lease obligations reflected in the accompanying statement of operations were as follows:

Operating lease cost - buildings	$	196,566
Operating lease cost - vehicles		171,190
Short-term lease cost		42,000
Total lease costs	$	409,756

Supplemental statement of financial condition at September 30, 2025, relating to leases were as follows:

Right of use assets	$	1,538,741
Accumulated amortization		963,871
Right of use, net	$	574,870

The following table summarizes certain other information related to operating leases for the year ended September 30, 2025:

Operating Cash Flows

Cash paid related to operating lease obligations	$	393,727
Weighted average remaining lease term - operating leases (in years)		2.11
Weighted average discount rate - operating lease		3.77%

The Frazer Lanier Company, Incorporated
Notes to Financial Statements

As of September 30, 2025, maturities of the outstanding operating lease liabilities for the Company were as follows:

2026	$	363,554
2027		137,740
2028		89,817
2029		31,735
2030		-
Thereafter		-
Total operating leases		622,846
Less lease discount		(20,199)
Less short term leases		(17,500)
Total lease liability	$	585,147

Note 8 - Income Taxes

Net deferred tax liabilities consist of the following components as of September 30, 2025:

Deferred Tax Liabilities		
Depreciation timing differences	$	(6,000)
Investment in CMFL, LLC		(97,000)
Accrued expenses		
Deferred Tax Assets		
Accrued expenses		14,000
Net deferred tax liability	$	(89,000)

The provision for income taxes for the year ended September 30, 2025 consists of the following:

Deferred income tax (benefit) expense	$	(28,000)
Current income tax expense		
Federal		78,454
State		20,518
Total income tax expense	$	70,972

The income tax provision differs from the amount of income tax determined by applying the federal income tax rate to pretax income for the year ended September 30, 2025 primarily due to nondeductible expenses.

Note 9 - Retirement Plan

The Company has a defined contribution retirement plan covering substantially all employees. For the year ended September 30, 2025, the Company made safe harbor matching contributions totaling $152,890. Profit sharing contributions to the plan are authorized by the Board of Directors at its discretion. Profit sharing contributions totaled $213,884 for the year ended September 30, 2025.

The Frazer Lanier Company, Incorporated
Notes to Financial Statements

Note 10 - Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2025, the Company had net capital and net capital requirements of $1,218,053 and $452,903, respectively. The Company's percentage of aggregate indebtedness to net capital was 558%. The ratio of aggregate indebtedness to net capital may not exceed 1500%.

Note 11 – Agreements with Clearing Organizations

The Company utilizes StoneX as its clearing broker. Terms of the agreement with the clearing organization call for the company to maintain compensating balances of $250,000. At September 30, 2025, $250,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the amount required by the SEC Uniform Net Capital Rules applicable to a correspondent introducing broker.

Note 12 – Segment Reporting

The Company has identified its President and CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The Frazer Lanier Company, Incorporated
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 (X-17A-5)
As of September 30, 2025

	Focus - Part II Quarter Ended September 30, 2025	Adjustments	Annual Financial Statements at September 30, 2025
Computation of Net Capital			
Total stockholders' equity from statement of financial condition	$ 2,290,568	$ 1	$ 2,290,569
Deductions and/or charges			
Total nonallowable assets from statement of financial condition	1,732,637	(2)	1,732,635
Total deductions and/or charges	1,732,637	(2)	1,732,635
Other additions and/or allowable credits			
Total nonallowable liabilities from statement of financial condition	663,870	-	663,870
Total additions and/or allowable credits	663,870	-	663,870
Net capital before haircuts on securities positions	1,221,801	3	1,221,804
Haircuts on securities			
Marketable investments	3,751	-	3,751
Total haircuts on securities	3,751	-	3,751
Net capital	1,218,050	3	1,218,053
Minimum net capital requirement	452,218	685	452,903
Excess net capital	$ 765,832	$ (682)	$ 765,150
Computation of Aggregate Indebtedness			
Total aggregate indebtedness liabilities from statement of financial condition	$ 6,783,266	$ 10,278	$ 6,793,544
Total aggregate indebtedness	$ 6,783,266	$ 10,278	$ 6,793,544
Percentage of aggregate indebtedness to net capital	557%	1%	558%

The adjustments are due to adjustments for income taxes payable, deferred income taxes, investments in subsidiary adjustments and accrued expenses recorded after preparation of Focus report.

See report of independent registered public accounting firm.

The Frazer Lanier Company, Incorporated
Schedule II - Computation for Determination of Reserve Requirements
For Brokers-Dealers Under Rule 15c3-3 (X-17A-5)
As of September 30, 2025

Credit Balances

Free credit balances and other credit balances in customer security accounts	NONE
Debit balances in customers' accounts, less unsecured accounts and accounts doubtful of collection	NONE

Reserve Computation

Excess of total credits over total debits	NONE
105% of total credits over total debits	N/A
Amount held on deposit in "Reserve Bank Account," end of reporting period	$ 15
Net amount in reserve bank account after deposit	$ 15
Date of deposit	N/A

There were no differences between the reserve requirements as shown on the Focus Report - Part II for the quarter ended September 30, 2025 and the audited financial statements as required by Rule 17a-5.

See report of independent registered public accounting firm.

The Frazer Lanier Company, Incorporated
Schedule III - Information Relating to the Possession or
Control Requirements Under Rule 15c3-3 (X-17A-5)
As of September 30, 2025

State the Market Valuation and the Number of Items of:

Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.   NONE

    Number of items   NONE

Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.   NONE

    Number of items   NONE

See report of independent registered public accounting firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Frazer Lanier Company, Inc.

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) The Frazer Lanier Company, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Denver, Colorado
November 25, 2025



THE FRAZER LANIER COMPANY
INCORPORATED

INVESTMENT BANKERS

EXEMPTION REPORT

The Frazer Lanier Company, Incorporated ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (SEC). This Exemption Report was prepared in accordance with paragraph (d)(1)(i)(B) of Rule 17a-5.

Exemption Provision

The Company claims an exemption from SEC Rule 15c3-3 under the provisions of paragraph (k)(2)(ii) because it clears all customer transactions through a third-party clearing broker on a fully disclosed basis. During the fiscal year ended September 30, 2025, StoneX Financial Inc. served as the Company's clearing broker.

Statement of Compliance

The Company met the identified exemption provision throughout the entire period October 1, 2024 through September 30, 2025, without exception.

Description of Activities

The Company does not hold customer funds or securities. All customer accounts, records, and custody functions are maintained by its clearing broker. The Company does not carry margin accounts, does not receive customer checks made payable to itself, and does not otherwise handle customer assets.

Management's Assertions

Management asserts the following:

1. The Company is exempt from Rule 15c3-3 under the exemption described above.
2. The Company has complied with the exemption provision throughout the reporting period.
3. No events occurred during the year that would require the Company to perform a reserve calculation or maintain a Customer Reserve Bank Account.

The Frazer Lanier Company, Incorporated

I, Robert H. Young, Jr., as President, affirm that, to my best knowledge and belief, this exemption report is true and correct.

By: _____

Robert H. Young, Jr.
President

POST OFFICE BOX 5190
MONTGOMERY, AL 36103

TELEPHONE 334 265-8483
1-800-223-2631
FAX 334 265-8524

300 WATER STREET
MONTGOMERY, AL 36104